Exhibit 3.1

AMENDMENT NO. 1

TO

AMENDED AND RESTATED BY-LAWS

OF

THE INTERPUBLIC GROUP OF COMPANIES, INC.

The Amended and Restated By-Laws of The Interpublic Group of Companies, Inc., a Delaware corporation (the “Corporation”), are hereby amended as follows, effective as of December 8, 2024:

1. Article 10 (Miscellaneous) is hereby amended to add a new Section 10.06 (Forum Selection; Notice) following Section 10.05 (Waiver of Notice), as follows:

(a) Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the General Corporation Law of Delaware or the Certificate of Incorporation or these By-Laws (as either may be amended, restated, modified, supplemented or waived from time to time), (iv) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or these By-Laws, (v) any action asserting a claim governed by the internal affairs doctrine or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the General Corporation Law of Delaware. For the avoidance of doubt, this Section 10.06(a) of Article 10 shall not apply to any action or proceeding asserting a claim under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act.

(b) Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, against the Corporation or any director, officer, employee or agent of the corporation.

(c) Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation (including, without limitation, shares of common stock) shall be deemed to have notice of and to have consented to the provisions of this Section 10.06.

2. Article 10 (Miscellaneous) is hereby amended to modify the numbering of the existing Section 10.06 (Amendment), such that the reference to “Section 10.06” is now “Section 10.07.” Any other reference to “Section 10.06” in the existing By-Laws shall also be deemed to be modified to “Section 10.07.”